THE FOLLOWING IS PRINTED FROM WWW.SITFUNDS.COM

Sit Mutual Funds

Celebrating our first 25 years



Rick B. Schuett, CFA

Rick is Sit Mutual Funds Manager of Investor Services and is a limited principal with Sit Mutual Funds. He is responsible for all investor services, including the transfer agent relationship, and is liaison to financial intermediaries. Rick also oversees direct sales. Rick is a graduate of St. Cloud State University and completed his CFA in 2001. He is Series 7 licensed. Prior to joining Sit Mutual Funds in 1995, Rick was with IDS Financial Services and Textron Financial.



Steven P. Benjamin, CEBS, CRPC

Steve is Manager of Advisor and Retirement Plan Services for Sit Mutual Funds. His work includes servicing financial advisors, retirement plan participants and administrators. Steve specializes in retirement plans, including IRAs, SEPs and others. He is a graduate of Hamline University and is Series 7 licensed. Before joining Sit Mutual Funds, Steve worked in retirement plan administration at American Express Financial Advisors and Minnesota Mutual Life.



Kathleen D. Larkin

Kathleen is Communications Manager for the Sit Mutual Funds and is responsible for all communications and marketing media. Her work also includes shareholder events and media and community relations. She coordinates the Sit Mutual Funds intern program and various special projects as well. Kathleen previously worked in a variety of roles in communications and marketing in several industries, including banking, retail, public accounting, not-for-profit and medicine prior to joining Sit Mutual Funds in 1998.



Scott M. Lambrecht

Scott produces the Sit Mutual Funds website and serves as database analyst and



Morningstar liaison. He collaborates on special projects within the organization, including advertising, and is an auxiliary client services representative. Scott joined Sit Mutual Funds as an intern in 1995 while a student at the University of Minnesota.



Michael J. Reich, CMFC

Michael serves as Investor Services Representative, which includes assisting shareholders and non-shareholders with investment issues and account transactions. He manages several Sit Mutual Funds databases and provides assistance on a variety of projects. He is active in Sit Mutual Funds sales efforts. He is Series 7 and Series 63 licensed and recently earned the Chartered Mutual Fund Counselor designation. He joined Sit Mutual Funds in 2004 while a student at the University of St. Thomas. Michael graduated in 2005 with a B.A. degree in Business Administration.

Dean J. Schumann

Dean Schumann is an experienced investor services representative who, before joining Sit Mutual Funds, worked with American Express and Wells Fargo Private Client Services. Dean assists the Sit Mutual Funds shareholders with a variety of account and portfolio issues. He also provides information and assistance to investors seeking information about the thirteen Funds. Dean earned a Bachelor of Arts Degree in Finance from Augsburg College in Minneapolis and is Series 7 and Series 63 licensed.

David J. Kallenbach

Dave Kallenbach assists investors with investment issues and shareholder account management. In addition to providing assistance to investors, Dave is responsible for a number of administrative reporting functions. He is a graduate of North Dakota State University with a double major in Business Administration and Economics. Dave is a Level 2 CFA candidate.

Mark S. Milner

Mark Milner provides assistance to shareholders and non-shareholders with investment and account management issues. He is Series 7 and Series 66 licensed and a graduate of Iowa State University where he majored in both Finance and Management Information Systems. Prior to joining Sit Mutual Funds, Mark worked as a Financial Advisor at Ameriprise Financial in Minneapolis.



Nick D. Tich

Nick is the current Mutual Funds intern. He is a student at the University of St. Thomas and plans to major in Mathematical Economics. He has a variety of responsibilities,



including work on the Sit Mutual Funds website.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

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